RELIANT SERVICE INC

3 Rabí, Rabí, Czech Republic 34201

(775)996-0287

servicesreliant@gmail.com

July 20, 2016

Ms. Jennifer Lopez

United States Securities and Exchange Commission

Washington D.C.20549-4631

Re:	Reliant Service Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed May 20, 2016
File No. 333-208934

Dear Ms. Lopez,

We have received your letter of June 2, 2016. We have amended the registration statement as needed per the comments and provide this cover letter to respond comment by comment.

Financial Statements

Audited Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1.

We reviewed the explanatory paragraph added in response to comment 7. Please tell us if, after considering identified conditions and events and management's plans, your auditor concluded that there was substantial doubt about your ability to continue as a going concern for a reasonable period of time. If so, the auditor's conclusion about your ability to continue as a going concern should be expressed through the use of the phrase "substantial doubt about Reliant Service, Inc.'s ability to continue as a going concern" or similar wording that includes the terms substantial doubt and going concern as illustrated in paragraph .13 of PCAOB Auditing Standard 2415. Refer to paragraph .12 of PCAOB Auditing Standard 2415.

The auditor has provided a new Audit Report which addresses your comment.

Statement of Operations, page F-4

2.

We reviewed the revisions made in response to comment 8. Please tell us why restating your financial statements to recognize income tax expense was appropriate referencing authoritative literature that supports your accounting treatment. Please also tell us your tax year and explain to us why no income tax benefit was recognized for the six months ended January 31, 2016 referencing authoritative literature that supports your accounting treatment.

Further, since your financial statements were restated to recognize income tax expense, please revise to clearly label the financial statements as restated. Please also revise your footnotes to disclose that your previously issued financial statements have been restated along with a narrative description of the nature of each of the errors. For each financial statement line item affected by the restatements, please reconcile in table format between the previously reported and restated amounts. Refer to ASC 250-10-50-7. In addition, your auditor should refer to the restatements and the related footnote disclosure in the audit report and date the report accordingly.

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RELIANT SERVICE INC

3 Rabí, Rabí, Czech Republic 34201

(775)996-0287

servicesreliant@gmail.com

A provision for income tax has been included for January 31, 2016 and all statements have been labeled as restated per your comment.

A tax return for the period from inception through the year ended 7/31/16 will be filed. The income tax payable amount of 35% is an estimated amount. Once the tax return is prepared for 7/31/16 we will have an exact tax amount percentage and will adjust the financial statements accordingly.

Notes to Financial Statements from March 20, 2015 (Inception) through July 31, 2015, page F-7

3.	Please revise to add a separate note for income taxes to include the applicable disclosures prescribed by ASC 740-10-50.

The note has been revised as requested.

Unaudited Financial Statements

4.

We note that the compilation report was removed in response to comment 11. As we previously stated, the presence of a compilation report may indicate a violation of SEC independence standards prohibiting bookkeeping and other services related to the accounting records for financial statements of an the audit client. Please tell us whether your auditor provided compilation services. If not, explain why the complication report was originally filed and why an auditor would issue a report if no such services were provided. If so, tell us why the compilation services provided by your auditor are not a violation of Rule2-01(c)(4)(i)(B) of Regulation S-X. Please note that if your accountant is not independent, a new auditor would need to be engaged to re-audit all previous periods. Please ensure your response indicates the extent to which your auditor was involved in the preparation of the July 31, 2015 financial statements.

The compilation report was given in error, we apologize for that. The auditor is independent and provides no other services than auditing.

Notes to Financial Statements for the Six Months Ended January 31, 2016

Note 2 – Summary of Significant Accounting Policies

Advertising, page F-18

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RELIANT SERVICE INC

3 Rabí, Rabí, Czech Republic 34201

(775)996-0287

servicesreliant@gmail.com

5.

Your disclosure of advertising expense for the year ended July 31, 2015 of $12,510 does not agree to the amount disclosed on page F-8. Please revise to remove your disclosure of advertising expense for the year ended July 31, 2015 and disclose your advertising expense for the six months ended January 31, 2016.

The advertising note was removed in the July 31, 2015 financials. There was no advertising expense for the six months ended January 31, 2016.

The company acknowledges that:

☐ should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐ the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐ the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Stanislav Augustin

Stanislav Augustin

President & Director

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